EXHIBIT 20

FOR IMMEDIATE RELEASE


Contact, at (617) 861-8444:
         Glenn L. Cooper, M.D.                         William B. Boni
         President and Chief Executive Officer         VP, Corp. Communications


FDA CLEARS REDUXTM  (DEXFENFLURAMINE)
FOR MARKETING TO TREAT OBESITY


Lexington, Mass., April 29, 1996 -- Interneuron Pharmaceuticals, Inc. (NASDAQ:
IPIC) today announced that the U.S. Food and Drug Administration (FDA) has cleared ReduxTM (dexfenfluramine hydrochloride capsules) c-iv for marketing as prescription therapy for the management of obesity, including weight loss and maintenance of weight loss in patients on a reduced calorie diet. Redux will be marketed in the U.S. by Wyeth-Ayerst Laboratories, a division of American Home Products (NYSE:AHP), and co-promoted by Interneuron.

Based upon its clinical pharmacology, Redux is believed to increase the activity of serotonin, a neurotransmitter that has been shown to influence appetite, and thereby to reduce calorie consumption and excess body weight in obese patients. People taking Redux are believed to experience satiety, or to feel full, faster than usual when eating.

Redux is recommended for persons with an initial body mass index (BMI) of 30 kg/m2 or greater and for persons with a BMI between 27 kg/m2 and 30 kg/m2 if there is presence of other risk factors, such as hypertension, diabetes and elevated cholesterol. A BMI of 27 corresponds with a level of excess weight approximately 20% above healthy body weight, and a BMI of 30 corresponds with a level of excess weight approximately 30% above healthy body weight, as derived from the weight-for-height tables issued by the National Research Council in 1989. BMI figures are determined by dividing weight, in kilograms, by height, in meters, squared.

Redux will be available in 15 milligram capsules, to be taken twice daily under a physician's prescription. Studies of one year duration have shown that Redux produces a significant reduction in weight during the first four to six months and that this weight reduction was maintained during continuation of therapy, up to 12 months. The safety and effectiveness of Redux beyond one year have not been determined.

"FDA clearance of Redux for marketing signals the near-term availability in the United States of the first prescription drug to be used for both weight loss and maintenance of weight loss,"said Glenn L. Cooper, M.D., president and chief executive officer of Interneuron.



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"Obesity is a significant health problem affecting millions of Americans," said
Dr. Cooper. "We believe that Redux will help physicians and patients address a major public health concern that is one of the leading preventable causes of disease and death in the U.S. Well documented studies demonstrate the association between obesity and other serious diseases, including cardiovascular disease, hypertension and diabetes."

Common side effects associated with dexfenfluramine use are generally mild and disappear within a few weeks. They include drowsiness, diarrhea and dry mouth.

In one epidemiological study, the use of all types of prescription weight loss drugs has been associated with an increase in the risk of developing primary pulmonary hypertension (PPH), a serious cardiovascular condition. The risk of developing PPH associated with the long-term use of these drugs is estimated to be approximately 18 cases per one million users per year. Also in this study, an association has been identified between the condition of obesity itself and PPH. In the general population, the yearly occurrence of PPH is approximately one to two cases per one million people.

In studies of animals receiving dexfenfluramine at doses that resulted in brain concentrations approximately ten times those observed in humans, neurochemical changes have been observed. The relevance of these animal findings to humans is not known.

Redux should not be used in pregnant women, in patients hypersensitive to dexfenfluramine or fenfluramine, in patients diagnosed with pulmonary hypertension, or in patients taking other serotoninergic agents or monoamine oxidase inhibitors (MAOIs).

The Company has also agreed with the FDA to conduct a Phase 4, or post marketing, study of Redux.

Obesity is a chronic disease, resulting from an imbalance between energy intake and energy expenditure that can be caused by genetic, environmental or behavioral influences. One of the most prevalent diseases in the U.S., obesity has been estimated by former surgeon general C. Everett Koop, M.D., to cause 300,000 excess deaths per year, making it the second leading cause of preventable deaths in the country. Academic researchers have estimated that the total economic cost of obesity in the U.S. was approximately $68 billion in 1990. These estimates, which include direct and indirect costs, reflect expenses incurred in connection with obesity-related non-insulin dependent diabetes mellitus, cardiovascular disease, gall bladder disease, cancer and musculoskeletal disorders.

Dexfenfluramine was discovered by Servier of France and is currently marketed by Servier in 65 countries. Interneuron licensed exclusive U.S. rights to dexfenfluramine from Servier in 1990, conducted clinical trials in the U.S. and filed a New Drug Application for the drug in May 1993. The use of dexfenfluramine to treat obesity is the result of work done by Servier and by Dr. Richard J. Wurtman, scientific founder of Interneuron and professor of neuroscience at the Massachusetts Institute of Technology (MIT), and Dr. Judith Wurtman of MIT.



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Interneuron Pharmaceuticals is engaged in the development and commercialization of innovative products for neurological and behavioral disorders. Through four subsidiaries, Intercardia, Inc., Progenitor, Inc., Transcell Technologies, Inc. and InterNutria, Inc., Interneuron is developing products and technologies related to cardiovascular disease, gene therapy, stem cell biology, carbohydrate-based drug discovery, drug transport and nutritional and food related products.


Except for the descriptions of historical facts contained herein, this news release contains forward-looking statements that involve risks and uncertainties as detailed from time to time in Interneuron's SEC filings under the Securities Act of 1933 and the Securities Exchange Act of 1934, including, among other things, uncertainties as to the commercial success of Redux, dependence on corporate partners, including American Home Products, for marketing and manufacturing, and competitive, patent, regulatory, product liability and third party reimbursement issues.



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